BUYRITECLUB CORP.
                              5100 WEST COPANS ROAD
                                    SUITE 810
                                MARGATE, FL 33063
                                TEL:954-599-3672
                                FAX: 954-974-5720

January 15, 2009
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Washington DC 20549

Re:      BUYRITE CLUB CORP.
         AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
         FILED DECEMBER 19, 2008
         FILE # 333-154931

Dear  Mr. Owings:

Pursuant to your letter dated January 13, 2009, the following is our response to your comment.

Exhibits
--------

Question:

   1. We note your response to comment nine of our letter dated November 26, 2008. We re-issued that comment and ask that you file as an exhibit an opinion of counsel as to the legality of securities being registered.

Answer:

   1. We have inserted the opinion of counsel as to the legality of securities being registered as an Exhibit. See Copy attached.

The undersigned registrant acknowledges that:

      o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

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If you need additional information, please do not hesitate to contact me at your convenience,

Sincerely,


/s/ Judith Adelstein

Judith Adelstein, Chairman, President, Secretary and CFO of BuyRite Club Corp.

CC: Ramin Olson
    Staff Attorney
    Division of Corporate Finance

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